Mail Stop 7010

							December 6, 2005

via U.S. mail and Facsimile

Gordon Davies
President
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630

	Re:	Reclamation Consulting and Applications, Inc.
Form SB-2/A filed November 23, 2005
File No. 333-126916
PRE R 14A filed November 23, 2005
File No. 000-29881

Dear Mr. Davies:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed November 23, 2005

Certain Relationships and Related Transactions, page 33

1. We note your response to prior comment seven. As some of the parties identified are not discussed elsewhere in the prospectus, please revise this section to include a discussion of each related party`s relationship with the issuer. See Item 404 of Regulation S-
B.

Plan of Distribution, page 39

2. We note your response to prior comment ten. We directed you to telephone interpretation 3S of the March 1999 supplement to provide an example, by analogy, for when you should file a prospectus supplement. Please note that the analysis for when a prospectus supplement should be filed to disclose resales by the selling shareholders would be similar regardless of the form type used to register the resale. Therefore, revise this section to disclose that upon the conversion of the notes or exercise of the warrants and subsequent resale of the underlying shares by the selling shareholders, you will file a prospectus supplement as necessary to update the disclosure of the number of shares that each selling shareholder intends to sell and reflecting prior resales. In this regard, we note that your plan of distribution currently contemplates filing a prospectus supplement only when a selling shareholder notifies you of a material arrangement with a broker-dealer.

PRE R 14A filed November 23, 2005

3. Please revise your disclosures, as appropriate, to refer to the proxy statement rather than "this registration statement being declared effective". For example, see the language added to the Secured Convertible Notes section and the section added discussing your obligation to pay liquidated damages. It appears that these sections have been copied directly from the registration statement.
If you wish to refer to having the registration statement declared effective, you should revise your discussions to clearly convey that the registration statement is a document separate from the proxy statement that is being sent to shareholders regarding the proposed increase in authorized shares.

4. Given that you have included a discussion of related parties and transactions, please revise to include the information requested by comment one above.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Andrea Cataneo, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Gordon Davies
Reclamation Consulting and Applications, Inc.
December 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE